SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of March  ,  2004 .
                                          -------   -----

                              HILTON RESOURCES LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F    X     Form 40-F
                              -------               --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes            No       X
                            --------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.


                                              Hilton Resources Ltd.
                                              (Registrant)

Date  March 04, 2004                          By /s/ Nick DeMare
     --------------------------               -----------------------------
                                              (Signature)
                                              Nick DeMare, President & CEO


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                                  FORM 53-901F

                             MATERIAL CHANGE REPORT

                      SECTION 85(1) OF THE SECURITIES ACT,
                 BRITISH COLUMBIA (THE "BRITISH COLUMBIA ACT")
        SECTION 118(1) OF THE SECURITIES ACT, ALBERTA (THE "ALBERTA ACT")
   SECTION 80(1) OF THE SECURITIES ACT, SASKATCHEWAN (THE "SASKATCHEWAN ACT")


1.       REPORTING ISSUER

         The full name of the Issuer is HILTON RESOURCES LTD. (formerly Hilton Petroleum Ltd.) (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

         #1305 - 1090 West Georgia Street
         Vancouver, British Columbia   V6E 3V7
         Phone: (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         March 9, 2004

3.       PRESS RELEASE

         The press release was released on March 10, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6. RELIANCE ON SECTION 85(2) OF THE BRITISH COLUMBIA ACT AND SECTION 118(2) OF THE ALBERTA ACT

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       OFFICER

         The following officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

         Nick DeMare,
         President
         Phone: (604) 685-9316

9.       STATEMENT OF OFFICER

         The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 10th day of March, 2004.



                                                         /s/ Nick DeMare
                                                         -----------------------
                                                         Nick DeMare, President

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                        #1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7
                       TEL: 604-685-9316 FAX: 604-683-1585
                         TSX VENTURE: HPM / OTCBB: HPMOF
                        WEB SITE: WWW.HILTONPETROLEUM.COM



NEWS RELEASE                                                      MARCH 10, 2004


The Company announces that it has completed the private placement announced on January 28, 2004, as amended February 16, 2004, and issued 1,425,000 common shares and warrants for the purchase of an additional 1,425,000 common shares until March 4, 2006. The securities issued have a hold period expiring July 5, 2004.

The Company's common shares are listed on the TSX Venture Exchange under the symbol "HPM" and, in the United States, on the OTC Bulletin Board as "HPMOF".

ON BEHALF OF THE BOARD


/s/ Nick DeMare
----------------------
Nick DeMare, President

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



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